# FORM 4

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

OMB Number: 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response. . . . 0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

| 1. Name and Address of Reporting Person* | 2. Issuer Name **and** Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|

**1. Name and Address of Reporting Person***

Laurance          Dale          R.

(Last)          (First)          (Middle)

Occidental Petroleum Corporation
10889 Wilshire Boulevard

(Street)

Los Angeles          California          90024

(City)          (State)          (Zip)

**2. Issuer Name and Ticker or Trading Symbol**
Occidental Petroleum Corporation
OXY

**3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)**

**4. Statement for Month/Day/Year**
07/17/2002

**5. If Amendment, Date of Original (Month/Year)**

**6. Relationship of Reporting Person(s) to Issuer (Check all applicable)**

X   Director          10% Owner
X   Officer (give title below)          Other (specify below)

President

**7. Individual or Joint/Group Filing (Check Applicable Line)**

X   Form filed by One Reporting Person
_   Form filed by More than One Reporting Person

## Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 2a. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | (A) or (D) | Price | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned**
(*e.g.*, puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/Day/Year) | 3a. Deemed Execution Date, if any (Month/Day/Year) | 4. Transaction Code (Instr. 8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Employee stock option (right to buy) | $26.4300 | 07/17/02 | | A | V | 300,000 | | (1) | 07/17/12 | Common Stock | 300,000 | | 300,000 | D | |
| Phantom stock units | 1-for-1 | 07/17/02 | | A(2) | V | 94,354 | | (3) | (3) | Common Stock | 94,354 | $26.4300 | 158,567 | D | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |
| | | | | | | | | | | | | | | | |

Explanation of Responses:

(1) The option vests in three equal annual installments beginning on July 17, 2003.

(2) Grant of restricted stock units pursuant to the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.

(3) Phantom restricted stock units to be settled for common stock upon retirement or termination of employment.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
*See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed.
If space is insufficient, *see* Instruction 6 for procedure.

| /s/ CHRISTEL H. PAULI | October 11, 2002 |
|---|---|
| **Signature of Reporting Person | Date |

Christel H. Pauli, Attorney-in-Fact
for Dale R. Laurance